Exhibit 12.1

Sally Beauty Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands, except ratios)

	Fiscal Year Ended September 30,					Six Months Ended March 31,
	2013	2014	2015	2016	2017	2018
Income before provision for income taxes(a)	$412,667	$390,679	$378,484	$389,504	$396,358	$184,802
Add: Total fixed charges (see details below)	176,431	188,960	191,234	185,789	185,562	89,991
Less: Capitalized interest	—	—	—	—	—	—

Total income before provision for income taxes, plus fixed charges, less capitalized interest	$589,098	$579,639	$569,718	$575,293	$581,920	$274,793
Fixed Charges:
Interest expense(b)	$107,695	$116,317	$116,842	$108,793	$104,918	$48,401
Capitalized interest	—	—	—	—	—	—
Estimate of interest included in rental expense(c)	68,736	72,643	74,392	76,996	80,644	41,590

Total fixed charges	$176,431	$188,960	$191,234	$185,789	$185,562	$89,991

Ratio of earnings to fixed charges	3.34x	3.07x	2.98x	3.10x	3.14x	3.05x

(a)	For the fiscal years ended September 30, 2016 and 2017, income before provision for income taxes excludes $35.4 million and $28.0 million, respectively, in charges related to our redemption of certain senior notes. For the fiscal year ended September 30, 2017, income before provision for income taxes exclude restructuring charges of $22.7 million. For the six months ended March 31, 2018, income before provision for income taxes excludes restructuring charges of $12.0 million and a charge of $0.9 million related to debt modification.
(b)	Interest expense includes interest associated with debt and the amortization of debt-issuance costs, and is net of interest income. For the fiscal years ended September 30, 2016 and 2017, interest expense excludes $35.4 million and $28.0 million, respectively, in charges related to our redemption of certain senior notes. For the six months ended March 31, 2018, interest expense excludes a charge of $0.9 million related to debt modification.
(c)	Fixed charges include an estimate of interest included in rental payments—one third of rent expense under our operating leases.